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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 18)

RLI Corp. (Name of Issuer)
Common Stock $1.00 Par Value (Title of Class of Securities)
749607 10 7 (CUSIP NUMBER)
No Fee is being paid with this statement.

1.	Name of Reporting Person and Social Security Number:
Gerald D. Stephens, Social Security Number ###-##-####

2.	Check Appropriate Box if Member	(a)	☐
	of a Group:	(b)	☐
Not applicble

3.	SEC use only

4.	Citizenship:
United States

Number of Shares Beneficially Owned by Reporting Person with:		5.	Sole Voting Power:
1,460,439 Shares

		6.	Shared Voting Power:
As of December 31, 2002, the RLI Corp. Key Employee Excess Benefit Plan has allocated 110,846 shares and the Executive Deferred Compensation Plan has allocated 10,262 shares of the Common Stock of RLI Corp. to the account of Gerald D. Stephens. All such Common Stock in said Plans is voted by RLI Corp. Gerald D. Stephens is Chairman of the Board of RLI Corp. All beneficial interest in such Common Stock is otherwise vested in the Reporting Person or his designated beneficiary. RLI Corp. and the Trustee disclaim beneficial ownership in the Common Stock owned by the Key Employee Excess Benefit and Executive Deferred Compensation Plans.

		7.	Sole Dispositive Power
1,460,439 shares

		8.	Shared Dispositive Power:

The RLI Corp. Employee Stock Ownership Plan and Trust ("ESOP") owns 2,570,431 shares (10.4%) of the Common Stock of RLI Corp. Under the terms of the ESOP, RLI Corp., as Plan Administrator, determines the distribution of shares according to the provisions of the Plan to eligible vested participants or their beneficiaries. Gerald D. Stephens is Chairman of the Board of RLI Corp.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,912,839
Note: Mr. Stephens has the right to acquire 331,292 shares of Common Stock through the RLI Corp. Incentive Stock Option Plan.

10.	The amount in row (9) excludes certain shares as to which beneficial ownership is disclaimed.
70,356
Note: Mr. Stephens disclaims any beneficial interest in the 70,356 shares owned by his wife, Helen M. Stephens.

11.	Percent of Class Represented by Shares Beneficially Owned:
7.6%

12.	Type of Reporting Person:
IN

Item 1

(a)	Name of Issuer:
RLI Corp.
(b)	Address of Issuer's Principal Executive Offices:
9025 North Lindbergh Drive, Peoria, IL 61615

Item 2

(a)	Name of Person Filing:
Gerald D. Stephens
(b)	Address of Principal Business Office:
9025 North Lindbergh Drive, Peoria, IL 61615
(c)	Citizenship:
United States
(d)	Title of Class of Securities:
Common Stock $1.00 Par Value
(e)	CUSIP Number:
749607 10 7

Item 3

        This statement is filed pursuant to Regulation 13D-G, Section 13d-1(c).

Item 4    Ownership:

        Incorporated by reference to Items 5) through 11) of the cover page

Item 5    Ownership of Five Percent or Less of a Class:

        Not applicable

Item 6    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

        Not applicable

Item 7    Identification and Classification of Members of the Group:

        Not applicable

Item 8    Notice of Dissolution of the Group:

        Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gerald D. Stephens Gerald D. Stephens
Date: 01/30/03

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  Item 1
  Item 2
  Item 3
  Item 4 Ownership
  Item 5 Ownership of Five Percent or Less of a Class
  Item 6 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
  Item 7 Identification and Classification of Members of the Group
  Item 8 Notice of Dissolution of the Group